Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES AUGUST AND SEPTEMBER 2008 DIVIDEND

TORONTO, ONTARIO, August 7, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU)  today announced its August and September 2008 monthly dividend of US$0.01 per share.

For the August 2008 dividend, shareholders of record at the close of business on Friday, August 29, 2008 will be entitled to receive payment of this dividend on Monday, September 15, 2008.

For the September 2008 dividend, shareholders of record at the close of business on Tuesday, September 30, 2008 will be entitled to receive payment of this dividend on Tuesday, October 14, 2008.

Both dividends are “eligible dividends” for Canadian tax purposes.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold at intermediate company production levels in addition to significant copper and silver production. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

FOR INFORMATION PLEASE CONTACT:

Letitia Wong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com